FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person *: Jeeves Investments Ltd. (Last) (First) (Middle) P.O. Box N-4825, Charlotte House (Street) Nassau, Bahamas (City) (State) (Zip)		2. Issuer Name and Ticker or Trading Symbol: Amnis Systems Inc., "AMNM" on the OTC Bulletin Board				6. Relationship of Reporting Person(s) to Issuer: (Check all applicable) ___ Director _X__10% Owner ___ Officer (give title ___ Other (specify below) below)
								3. I.R.S. Identification Number or Reporting Person, if an entity (Voluntary)			4. Statement for Month/Year 01/2002
		5. If Amendment, Date of Original (Mo/Yr) N/A		7. Individual or Joint/Group Reporting (Check Applicable Line) _X_ Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person
		Table 1 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
		1. Title of Security (Instr.3)	2. Transaction Date (Month/Day/year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4).
Amount	(A) or (D)				Price
Common Shares	01/24/2002	S	150,114	D	1.12	1,192,946	D
Common Shares	01/24/2002	S	6,500	D	1.15	1,186,446	D
Common Shares	01/24/2002	S	3,000	D	1.08	1,183,446	D
Common Shares	01/24/2002	S	218,115	D	1.17	965,331	D
Common Shares	01/24/2002	S	14,000	D	1.21	951,331	D
Common Shares	01/24/2002	S	40,000	D	1.11	911,331	D
Common Shares	01/24/2002	S	10,500	D	1.18	900,831	D
Common Shares	01/24/2002	S	5,000	D	1.10	895,831	D
Common Shares	01/24/2002	S	3,000	D	1.06	892,831	D
Common Shares	01/24/2002	S	5,000	D	1.06	887,831	D
Common Shares	01/24/2002	S	1,000	D	1.00	886,831	D
Common Shares	01/24/2002	S	3,500	D	1.04	883,331	D
Common Shares	01/24/2002	S	7,000	D	1.09	876,331	D
Common Shares	01/24/2002	S	7,000	D	1.08	869,331	D
Common Shares	01/24/2002	S	4,000	D	1.07	865,331	D
Common Shares	01/24/2002	S	2,500	D	1.06	862,831	D
Common Shares	01/24/2002	S	9,600	D	1.09	853,231	D
Common Shares	01/24/2002	S	5,000	D	1.09	848,231	D
Common Shares	01/24/2002	S	5,000	D	1.09	843,231	D
Common Shares	01/24/2002	S	10,000	D	1.07	833,231	D
Common Shares	01/24/2002	S	56,300	D	1.09	776,931	D
Common Shares	01/24/2002	S	2,500	D	1.05	774,431	D
Common Shares	01/25/2002	S	56,811	D	1.05	717,620	D
Common Shares	01/25/2002	S	30,000	D	1.07	687,620	D
Common Shares	01/25/2002	S	7,500	D	1.04	680,120	D
Common Shares	01/25/2002	S	3,000	D	1.03	677,120	D
Common Shares	01/25/2002	S	7,000	D	1.04	670,120	D
Common Shares	01/25/2002	S	253,500	D	1.06	416,620	D
Common Shares	01/25/2002	S	1,400	D	1.00	415,220	D
Common Shares	01/25/2002	S	10,000	D	1.04	405,220	D
Common Shares	01/28/2002	S	11,500	D	1.03	393,720	D
Common Shares	01/28/2002	S	20,000	D	1.03	373,720	D
Common Shares	01/28/2002	S	3,500	D	1.02	370,220	D

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Transaction Code (Instr. 8) Code V	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number

Nil

Explanation of Responses:

** Intentional Misstatements or omissions of facts constitute Federal Criminal Violations. March 6, 2002

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Date

Note: File three copies of this Form, one of which must be manually signed. If space

Provided is insufficient, see Instruction 6 for procedure. Jeeves Investments Ltd.

Per: /s/John King

Authorized Signatory